SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           __________________________


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)
                           __________________________


                       Hungarian Telephone and Cable Corp.
                                (Name of Issuer)

                           __________________________


                  Common Stock, par value U.S.$0.001 per Share
                         (Title of Class of Securities)
                           __________________________

                                   4455421030
                                 (Cusip Number)
                           __________________________

                                 Torben V. Holm
                                     TDC A/S
                           (Formerly Tele Danmark A/S)
                                  Noerregade 21
                           0900 Copenhagen C, Denmark
                               Tel: +45 3399 8050
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           __________________________


                               September 21, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))

                                Page 1 of 5 Pages

-------------------------- ---------------------------- ------------------------
CUSIP No. 4455421030                   13D                     Page 2 of 5 Pages
-------------------------- ---------------------------- ------------------------
------------ -------------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSON.

             TDC A/S (formerly Tele Danmark A/S)
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    4.
             SOURCES OF FUNDS

             WC
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Denmark
------------------------- ------- ----------------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  5,428,846*
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  N/A
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  5,428,846*
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  N/A
------------------------- ------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,428,846*
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             [ ]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.8%
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON

             CO, HC
------------ -------------------------------------------------------------------

* Includes (i) 5,248,846 shares currently owned by the Reporting Person and (ii) 18,000 shares of Series A Convertible Preferred Stock currently owned by the Reporting Person, each share of which is convertible into ten shares of common stock of the issuer at the option of the holder.

     This Amendment No. 5 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (the "Filing Person") relates to the ownership by the Filing Person of the Common Stock, par value U.S.$0.001 per Share (the "Shares") of Hungarian Telephone and Cable Corp. (the "Issuer"). This Amendment No. 5 amends and supplements the Schedule 13D of the Filing Person filed on July 15, 1997, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto (the "Schedule 13D"). Except as set forth below, the information in the
Schedule 13D remains as stated therein and is incorporated herein by reference. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 3: SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On September 21, 2004, the Filing Person exercised Option 1, pursuant to which it acquired 241,800 Shares of the Issuer on September 27, 2004 (the closing date) at a price of $5.04 per Share, for a total consideration of $1,218,672.00.

     On September 21, 2004, the Filing Person exercised Option 2, pursuant to which it acquired 1,141,744 Shares of the Issuer on September 27, 2004 (the closing date) at a price of $5.04 per Share, for a total consideration of $5,754,389.76.

     On September 21, 2004, the Filing Person exercised Option 3, pursuant to which it acquired 18,000 shares of Series A Convertible Preferred Stock of the Issuer on September 27, 2004 (the closing date) for $55.44 per share, for a total consideration of $997,920.00.

     The source of the consideration paid for the exercise of each of Option 1, Option 2 and Option 3 was the working capital of the Filing Person.

ITEM 4: PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following after the sixth paragraph of such item:

     Following the final closing of the AEEP Purchase Agreement, the Filing Person exercised Option 1 on September 21, 2004.

     Following the final closing of the EMDCD Purchase Agreement, the Filing Person exercised Option 2 on September 21, 2004.

     Following the final closing of the GSSF Purchase Agreement, and following the exercise of Option 1 and Option 2, the Filing Person exercised Option 3 on September 21, 2004.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

     Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

     (a) - (b) The Filing Person beneficially owns 5,428,846 Shares of the Issuer and such Shares constitute approximately 42.8% of the outstanding Shares of the Issuer. Of the 5,428,846 Shares beneficially owned by the Filing Person,
(i) 5,248,846 Shares are or will be owned by the Filing Person and (ii) 180,000 Shares are deemed to be beneficially owned by the Filing Person because the Filing Person owns 18,000 shares of Series A Convertible Preferred Stock of the Issuer, each of which is convertible into ten Shares at the option of the holder. The Filing Person has the sole power to vote and dispose of all of the 5,248,846 Shares it currently owns and, if the Filing Person converts its shares of Series A Convertible Preferred Stock referred to above, it will have the sole power to vote and dispose of those Shares received upon conversion.

     To the knowledge of the Filing Person, none of the persons identified in Schedule A beneficially owns any Shares of the Issuer.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:


                                Page 3 of 5 Pages

     The Filing Person and Ashmore entered into the Stockholders Agreement as of September 3, 2004. Upon the exercise of Option 2, the Stockholders Agreement became effective. However, certain voting provisions of the Stockholders Agreement continue to be subject to regulatory approvals and approvals under certain agreements to which the Issuer is a party. The following provisions will not be effective until such contingencies are met. (A) The Stockholders Agreement provides for a voting agreement amongst the parties so that, so long as the Filing Person an its affiliates collectively own at least 20% of the outstanding Shares of the Issuer, the Filing Person and its affiliates collectively will have the right to nominate at least two persons for election as directors of the Issuer (reducing to one director in the event the Filing Person holds less than 20% but more than 10% of the outstanding Shares of the Issuer; and (B) The parties to the Stockholders Agreement have also agreed (i) to maintain a joint majority of the board of directors of the Company for so long as each of Ashmore and the Filing Person, collectively, hold at least 20% of the Shares of the Issuer outstanding (ii) that, for so long as the Filing Person owns at least 20% of the Shares of the Issuer outstanding it shall have the right to nominate one of its directors as Chairman of the Board and (iii) if the Filing Person owns at least 30% of the Shares of the Issuer outstanding, the Filing Person will have the right to nominate the chief executive officer and the chief financial officer of the Issuer.


                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           Date:       September 27, 2004
                                       -----------------------------------------


                           Signature:  /s/ Torben V. Holm
                                       -----------------------------------------



                           Name/Title: Torben V. Holm / Senior Vice President
                                       -----------------------------------------







                                Page 5 of 5 Pages